SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

Federal Taxpayer (CNPJ/MF) n.º 02.558.124/0001 -12
State Taxpayer (NIRE) n.º 3330026237-7

(Free Translation)

MINUTES OF THE BOARD OF DIRECTORS MEETING

DATE, TIME AND PLACE: September 14, 2006, at 15:15PM, at the Company's headquarter at Rua Regente Feijó n° 166/1687-B – Centro, Rio de Janeiro, RJ.

CALL TO THE MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner with presence of the Members of the Board of Directors signing below.

AGENDA AND DECISIONS: After the Economic Financial Executive Officer presentation about the various aspects involving the financing operations, the members of the Board of Directors unanimously authorized the Company to give bail in favor of its controlled Empresa Brasileira de Telecomunicações – Embratel S/A, in the quality of intervenient, in the financing operation to be entered into with Banco Nacional de Desenvolvimento Social – BNDES, in the total amount of and up to (inclusive) R$ 753.913.000,00 (seven hundred and fifty-three million, nine hundred and thirteen thousand reais). The President of the Company separately or the other Directors, jointly in two, or jointly with an attorney-in-fact, are authorized to negotiate, execute and sign all and any other necessary documents to fulfill this present deliberation.

CLOSING OF THE MEETING. As there was nothing further to be dealt with, the meeting was adjourned and these minutes were drafted, which being read and approved, were signed by the members of the Board of Directors present to the meeting
SIGNATURES: CARLOS HENRIQUE MOREIRA - PRESIDENT; JOSÉ FORMOSO MARTÍNEZ – VICE PRESIDENT; MARIA SILVIA BASTOS MARQUES; DILIO SERGIO PENEDO; JOEL KORN; ALBERTO DE ORLEANS E BRAGANÇA; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, GENERAL SECRETARY.

I certify that the present minutes is a faithful copy of the minutes registered in the Company’s Books

ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
GENERAL SECRETARY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2006

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results wi ll actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.